UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

Check One:     |x| Form 10-K     | | Form 20-F     | | Form 11-K     | | Form 10-Q     | | Form 10-D     | | Form N-CSR     | | Form NSAR

For the period ended:  April 30,  2010

|    |    Transition Report on Form 10-K
|    |    Transition Report on Form 20-F
|    |    Transition Report on Form 11-K
|    |    Transition Report on Form 10-Q
|    |    Transition Report on Form NSAR

For the transition period ended:   Not Applicable

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Big Cat Energy Corporation

Former Name if Applicable: N/A

Address of Principal Executive Office: 121 W. Merino St., Upton, Wy  82730

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ]	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Big Cat Energy Corporation (the "Company") needs additional time to complete its financials statements in order to insure accurate reporting of its financial condition and results of operation the filing of its Annual Report on Form 10K for the fiscal year ended April 30, 2010.  The Company expects to file by August 13, 2010.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Richard G. Stifel	307	468-9369
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 for Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes [X] No [  ]

If answer is no, identify report(s): Not Applicable

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal years will be reflected by the earning statements to be included in the subject report or portion thereof?

Yes [  ] No [X]

PLEASE CHECK APPROPRIATE BOX If yes, provide a brief explanation in the highlighted section below.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BIG CAT ENERGY CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 19, 2010
Big Cat Energy Corporation

By: /s/ Richard G. Stifel
Name: Richard G. Stifel
Title: Principal Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)